VALHI, INC.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

March 26, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly

Re:        Valhi, Inc.
Registration Statement on Form S-3
Filed March 11, 2019
File No. 333-230189

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement on Form S-3 to become effective at 4:00 p.m., Eastern Time on March 28, 2019 or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Eugene W. McDermott, Jr. of Locke Lord, LLP, counsel to the registrant, at (401) 276-6471.

VALHI, INC.

By:  /s/ Andrew B. Nace
       Executive Vice President, General Counsel and Secretary